UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 21, 2009

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: April 21, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: April 20, 2009
09-09-TC

1Q RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009

TECK REPORTS FIRST QUARTER RESULTS FOR 2009

Vancouver, BC – Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced that net earnings were $241 million, or $0.50 per share, in the first quarter. Earnings before non-recurring items and positive pricing adjustments were $227 million and our operating profit, before depreciation and pricing adjustments, was $765 million. At March 31, 2009, our cash balance was $1.6 billion.

“General economic conditions have improved somewhat in the first quarter of the year, but we are still operating in challenging times,” said Don Lindsay, President and CEO. “Our operations performed well, with all of our major sites generating positive cash flow from operations in the quarter. We are also making progress with our debt reduction plan and our non-core asset sales.”

Highlights and Significant Items

•	Revenues in the first quarter were $1,708 million, up 11% from $1,542 million in 2008. Operating profit before depreciation and pricing adjustments was $765 million, up 29% from $594 million in 2008.

•

It is difficult to forecast coal sales volumes at this stage in the economic cycle and their effect on results for the coming year is uncertain at this time. Currently we expect our 2009 coal sales to be between 18 and 20 million tonnes, 90% of which is expected to be hard coking coal. Actual volumes will depend on developments in global steel markets. To date we have concluded price negotiations for approximately 11 million tonnes of coal for the 2009 coal year, with our highest quality coal products being priced at US$128 per tonne. Negotiations with the rest of our customers are ongoing. In addition, we have several customer commitments to accept delivery of 1.6 million tonnes of carryover tonnage at 2008 coal year prices. Negotiations on the remaining carryover tonnage are also ongoing.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference: Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teck.com

•

In the first quarter we sold our investments in the Lobo-Marte gold property in Chile and our indirect interest in Sociedad Minera El Brocal S.A.A. We realized cash proceeds of US$141 million and US$35 million respectively for these sales, of which US$101 million was received in April.

•	We have announced the sale of our 50% interest in the Hemlo gold mines for US$65 million. We expect the transaction to close in the second quarter of 2009.

•	We also announced the sale of a royalty interest in respect of Andacollo’s gold production, which is expected to close in the second quarter of 2009.

•	To date we have received approximately $980 million of our expected tax refunds of $1.1 billion arising from our acquisition of the coal assets from Fording.

•	We are also in advanced negotiations with our lenders to amend the terms of the bridge and term loans related to the Fording acquisition.

•	In the first quarter of 2009, Moody’s Investor Services and Standard & Poor’s lowered our credit ratings to Ba3 and BB+ respectively, both with a negative outlook.

2	Teck Cominco Limited 2009 First Quarter News Release

This management’s discussion and analysis is dated as at April 20, 2009 and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited (Teck) and the notes thereto for the three months ended March 31, 2009 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2008. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings and Adjusted Earnings*

Net earnings were $241 million, or $0.50 per share in the first quarter, compared with $345 million or $0.78 per share in the first quarter of 2008. Earnings included positive after-tax pricing adjustments of $43 million, primarily due to rising copper prices, compared with $74 million in the same period last year. In addition, we recorded after-tax gains totalling $168 million from the sale of our interest in the Lobo-Marte gold project and our investment in El Brocal. This was offset by non-cash foreign exchange translation losses on our long-term debt of $203 million after-tax. We also recorded a $30 million tax recovery in respect of the effect of future provincial tax rate reductions in British Columbia.

(in millions of dollars)	2009	2008

Net earnings as reported	$241	$345
Add (deduct):
Derivative losses	24	—
Asset sales and other	(168)	(8)
Foreign exchange losses on debt	203	—
Tax items	(30)	(11)

Adjusted net earnings	270	326

Positive pricing adjustments (note 1)	(43)	(74)

Comparative net earnings	$227	$252

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information

*

Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3	Teck Cominco Limited 2009 First Quarter News Release

Debt Reduction

In order to finance the 2008 acquisition of the Fording assets we entered into bridge and term financing facilities with a consortium of lenders for a total of US$9.8 billion. As at April 20, 2009, US$9.2 billion was outstanding. It was our plan to repay the current portion of the debt through operating cash flows, sale of non-core assets and receipt of substantial tax refunds and by accessing bond markets for longer term financing. In the fourth quarter of 2008, general global economic conditions deteriorated substantially, effectively closing the credit markets to us. We also saw a sharp decline in the selling price of our products as well as reduced coal sales volumes. As a result of these conditions, our credit ratings were lowered and our ability to carry out the original refinancing and repayment plan was compromised.

Subsequent to year end markets for base metals have improved substantially. By April 15th, prices for copper, zinc and lead had improved by 54%, 30% and 58% respectively from December, 2008 year end prices. We have also settled a substantial portion of our metallurgical coal sales for the 2009 coal year at price levels which, while substantially lower than 2008, are the second highest ever.

We have also taken the following steps to assist us in meeting our obligations under our lending agreements:

•

To date, we have received proceeds of US$141 million from the sale of our investments in the Lobo-Marte gold property in Chile and US$35 million from the sale of our indirect interest in Sociedad Minera El Brocal S.A.A.

•	We have announced the sales of our 50% interest in the Hemlo gold mines, and a 75% interest in the future gold production from our Andacollo mine.

The sale of Hemlo is expected to close in the second quarter of 2009 for proceeds of US$65 million, less any cash flow received since January 1, 2009.

The sale of a royalty interest in respect of Andacollo’s gold production is expected to close in the second quarter of 2009 with Andacollo realizing proceeds of US$218 million cash and 1.2 million shares of Royal Gold, Inc.

We are also in various stages of advanced negotiations and discussions with respect to the sale of other non-core assets.

•	We expedited the filing of our 2008 tax returns to accelerate the receipt of cash refunds expected to total approximately $1.1 billion. To date we have received approximately $980 million.

•	We suspended our semi-annual dividend.

•	We have placed operations that have become unprofitable in the new commodity price environment on care and maintenance.

•	We reduced production at Trail and Teck Coal to better match supply to demand.

4	Teck Cominco Limited 2009 First Quarter News Release

•	We have implemented workforce reductions totalling 1,400 positions and cut administrative overhead.

•	We have reduced our capital expenditure and exploration budgets, placed development projects on hold, and have entered into equipment leasing programs where appropriate to conserve cash.

We are also in advanced negotiations with our lenders to amend our bridge and term loans to provide us with additional time to generate cash and/or access appropriate sources of financing to repay the loans and we intend to access the debt capital markets to issue longer term bonds as market conditions permit.

Our ability to repay or refinance the bridge facility prior to its maturity and make the scheduled instalment payments on the term facility depends on a number of factors, some of which are beyond our control. There is no assurance that our expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these revised obligations as they become due.

Business Unit Results

Our first quarter business unit results are presented in the table below:

(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit

	2009	2008	2009	2008	2009	2008

Copper	$447	$716	$168	$372	$158	$435
Coal	874	221	519	26	429	15
Zinc	348	573	60	183	40	155
Gold	39	32	18	13	9	6

Total	$1,708	$1,542	$765	$594	$636	$611

Operating profit from our copper business unit was $158 million in the first quarter after the effect of $63 million of positive pricing adjustments. This compares with an operating profit of $435 million after $115 million of positive pricing adjustments in the first quarter of 2008. The decline in operating profit was primarily due to lower copper prices, which averaged US$1.56 per pound in the first quarter compared with US$3.54 per pound in the first quarter of 2008. Higher sales volumes, which increased 22% from a year ago due to timing of shipments, lower operating costs and the effect of a weaker Canadian dollar partially offset the lower copper price.

Operating profit from our coal business unit accounted for 67% of our operating profit and was $429 million in the first quarter compared with $15 million in the same period last year. The significantly higher operating profit reflected higher coal prices and our ownership of 100% of Teck Coal compared with a 40% direct interest last year. Coal prices averaged US$204 per tonne in the first quarter compared with US$96 per tonne realized in the first quarter of 2008. Our realized coal price was affected by the sale of approximately 275,000 tonnes of lower priced 2007 coal year carryover tonnages and 600,000 tonnes of thermal coal in the quarter.

5	Teck Cominco Limited 2009 First Quarter News Release

Operating profits were also negatively affected by currency hedging losses on our US dollar revenues of $57 million. Coal sales on a 100% basis were 3.7 million tonnes in the first quarter representing a 36% decline from the same period a year ago, as our customers significantly reduced their coal deliveries in late 2008 in response to lower steel production.

Our zinc business unit operating profit was $40 million in the first quarter compared with $155 million in the first quarter of 2008. This was the result of significantly lower zinc prices and reduced sales volumes. Positive pricing adjustments increased earnings by $7 million in the first quarter, the same as a year ago. Sales volumes of refined zinc from our Trail operations were 21% lower due to production curtailments implemented in late 2008 in response to the lower demand from customers. Our Pend Oreille mine was placed on care and maintenance at the end of February due to reduced metal demand and persistent weakness in zinc prices.

Our gold business unit, which consists of our 40% interest in the Pogo mine, generated an operating profit of $9 million in the quarter compared with $6 million in the first quarter of 2008. In February we entered into an agreement to sell our Hemlo mines for US$65 million and have reclassified these as discontinued operations. We also sold our Lobo-Marte gold project for US$40 million cash and approximately 5.6 million Kinross shares, which were sold in April 2009 for US$101 million. Proceeds from these asset sales are used to reduce the bridge financing as part of our debt reduction program.

Revenues

Revenues from operations were $1.7 billion in the first quarter of 2009 compared with $1.54 billion a year ago. Revenues from coal operations increased by $653 million, with $524 million attributable to our increased ownership interest in Teck Coal. This was partially offset by reduced copper and zinc revenues of $494 million due to lower base metal prices.

Average Commodity Prices and Exchange Rates*

	Three months ended March 31, 2009
	2009	2008	%Change

Copper (LME Cash - US$/pound)	1.56	3.54	-56%
Coal (realized - US$/tonne)	204	96	+113%
Zinc (LME Cash - US$/pound)	0.53	1.10	-52%
Gold (LME PM fix - US$/ounce)	908	928	-2%
Molybdenum (published price - US$/pound)	9	33	-73%
Lead (LME Cash - US$/pound)	0.53	1.31	-60%
US/Cdn exchange rate (Bank of Canada)	1.24	1.00	+24%

*

The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price

6	Teck Cominco Limited 2009 First Quarter News Release

environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the first quarter of 2009, we had positive pricing adjustments of $73 million ($43 million after non-controlling interests, royalties and tax) compared with $128 million ($74 million after non-controlling interests, royalties and tax) in the first quarter of 2008. The 2009 amount is comprised of $22 million of pricing adjustments on sales from the previous quarter, and $51 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

At December 31, 2008, outstanding receivables included 164 million pounds of copper provisionally valued at an average of US$1.40 per pound, 195 million pounds of zinc valued at an average of US$0.54per pound and 45 million pounds of lead provisionally valued at an average of US$0.42 per pound. During the first quarter of 2009, 151 million pounds of copper included in the December 31, 2008 receivables were settled at an average final price of US$1.53per pound, 195million pounds of zinc were settled at an average final price of US$0.53 per pound and 45 million pounds of lead were settled at an average final price of US$0.51per pound, resulting in positive after-tax pricing adjustments of C$14million ($22 million before tax) in the quarter. Positive after-tax pricing adjustments on current quarter sales were C$29 million.

Commodity Hedge Positions

At March 31, 2009, outstanding receivables included 113 million pounds of copper provisionally valued at an average of US$1.83 per pound and 95 million pounds of zinc valued at an average of US$0.60 per pound. There were no outstanding lead receivables at March 31, 2009. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2009 depending on metal prices at the time of settlement. To date we have also sold forward 83 million pounds of copper at an average price of US$1.86 with maturities in various months to July, 2009. This includes forward sales contracts for 45 million pounds at an average price of US$1.69 per pound which were in place at March 31, 2009. As at March 31, 2009, US$39 million of outstanding US dollar forward sales contracts at an average price of C$1.02, all of which matured in early April.

Cash Flow from Operations

Cash flow from operations was $1.1 billion in the first quarter compared with $157 million in the same period last year. Cash flow from operations before working capital changes was up slightly despite lower earnings as the 2009 figures include a number of non-cash items including foreign exchange revaluations on our long term debt. A reduction in working capital also contributed to cash flow as tax refunds of $801 million were partially offset by payment of negative pricing adjustments from the previous quarter, currency hedges and seasonal items. In 2008 working capital was negatively impacted by large tax payments.

7	Teck Cominco Limited 2009 First Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000’s)	Production		Sales

		First Quarter		First Quarter

		2009	2008	2009	2008

Principal products
Copper
Contained in concentrate	tonnes	47	45	56	43
Cathodes (note 1)	tonnes	27	26	27	25

		74	71	83	68

Coal (note 2)
Direct share	tonnes	3,966	2,357	3,687	2,303
Indirect share	tonnes	—	707	—	691

		3,966	3,064	3,687	2,994

Refined zinc	tonnes	58	74	57	73

Zinc contained in concentrate (note 3)	tonnes	167	175	130	135

Gold (note 4)	ounces	76	66	80	69

Major by-products
Molybdenum contained in concentrate	pounds	1,875	1,621	1,834	1,591

Refined lead	tonnes	19	26	17	24

Lead contained in concentrate	tonnes	33	39	1	3

(1)

We include 100% of production and sales from our Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements.

(2)

The direct share of coal production included our 40% proportionate share of production from Teck Coal until October 30, 2008 prior to our acquisition of Fording and 100% thereafter. The indirect share of coal production was the pro rata share of production represented by our 19.95% interest in units of Fording.

(3)	The Lennard Shelf zinc mine ceased production in August 2008 and the Pend Oreille zinc mine was placed on care and maintenance in February 2009.
(4)	Includes production from Hemlo that is classified as discontinued operations.

8	Teck Cominco Limited 2009 First Quarter News Release

REVENUES AND OPERATING PROFIT
QUARTER ENDED MARCH 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profits by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit (loss) (note 3)

	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$186	$270	$51	$144	$72	$189
Antamina	126	190	63	109	77	147
Quebrada Blanca	94	171	41	81	7	72
Carmen de Andacollo	24	45	12	24	1	18
Duck Pond	17	40	1	14	1	9

	447	716	168	372	158	435

Coal (note 1)	874	221	519	26	429	15

Zinc
Trail (including power sales)	292	441	31	77	18	64
Red Dog	91	170	29	98	21	87
Corporate and other (note 2)	14	40	1	8	2	4
Inter-segment sales	(49)	(78)	(1)	—	(1)	—

	348	573	60	183	40	155

Gold (note 4)	39	32	18	13	9	6

TOTAL	$1,708	$1,542	$765	$594	$636	$611

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	Our Pend Oreille zinc mine was placed on care and maintenance in February 2009 and the Lennard Shelf zinc mine ceased production in August 2008.
(3)	After depreciation, amortization and pricing adjustments.
(4)

Gold operations include our 40% interest in the Pogo gold mine. Our Hemlo gold operations have been classified as discontinued operations pending their sale, which is expected in the second quarter of 2009.

9	Teck Cominco Limited 2009 First Quarter News Release

COPPER

Highland Valley Copper (97%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes milled (000’s)	10,972	10,459

Copper
Grade (%)	0.30	0.31
Recovery (%)	84.4	83.1
Production (000’s tonnes)	27.4	26.6
Sales (000’s tonnes)	34.5	25.6

Molybdenum
Production (million pounds)	1.4	0.8
Sales (million pounds)	1.3	0.8

Cost of sales ($ millions)
Operating costs	$91	$64
Distribution costs	$8	$7
Depreciation and amortization	$15	$10

Operating profit ($ millions)
Before depreciation	$87	$199
After depreciation	$72	$189

Highland Valley Copper’s operating profit declined to $72 million in the first quarter compared with $189 million in the same period last year. Positive pricing adjustments of $36 million were recorded in the quarter compared with $55 million in the first quarter of 2008. The reduction in operating profit before pricing adjustments was due to significantly lower copper prices partially offset by higher sales volumes and a weaker Canadian dollar. Copper sales volumes were 35% higher than the first quarter of 2008 due to timing of shipments.

Copper production in the first quarter was 3% higher than the same period a year ago. Copper recoveries improved slightly from a year ago and are expected to remain similar to current levels for the first half of 2009 while a high percentage of ore is processed from the clay bearing Lornex pit, but are expected to improve to between 86% and 88% by the end of 2009. Lornex ore accounted for 44% of mill throughput compared with 50% in the first quarter of 2008. Molybdenum production increased to 1.4 million pounds compared with 800,000 pounds in the first quarter of 2008 as a result of mining in a higher grade section of the Valley pit.

The remediation of the two Valley pit geotechnical failures experienced in the latter part of 2008 was substantially completed in the first quarter of 2009. Pre-production stripping of the east wall in the Valley pit is continuing with expected completion in the third quarter of 2009. After this

10	Teck Cominco Limited 2009 First Quarter News Release

stripping is complete, work will commence on the construction of a 3.5 million tonne buttress to provide long term stability of the east wall. Pre-production stripping of the west wall is expected to start in late 2009 after the permit amendment for this next phase of mine life extension is received.

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes milled (000’s)
Copper-only ore	3,803	3,892
Copper-zinc ore	4,050	2,626

	7,853	6,518
Copper (note 1)
Grade (%)	1.22	1.21
Recovery (%)	83.4	90.0
Production (000’s tonnes)	79.0	74.1
Sales (000’s tonnes)	88.4	62.7

Zinc (note 1)
Grade (%)	2.94	3.60
Recovery (%)	83.5	88.4
Production (000’s tonnes)	92.4	77.6
Sales (000’s tonnes)	85.5	58.0

Molybdenum
Production (million pounds)	2.1	3.8
Sales (million pounds)	2.5	3.5

Cost of sales (US$ millions)
Operating costs	$120	$85
Distribution costs	$20	$22
Royalties and other costs (note 2)	$8	$53
Depreciation and amortization	$24	$30

Our 22.5% share of operating profit ($ millions)
Before depreciation	$84	$152
After depreciation	$77	$147

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

11	Teck Cominco Limited 2009 First Quarter News Release

Our 22.5% share of Antamina’s operating profit, before positive pricing adjustments, declined to $56 million in the first quarter compared with $104 million in the same period last year. The decline in operating profit was due to significantly lower copper and zinc prices partially offset by higher sales volumes. Our share of positive pricing adjustments in the first quarter was $21 million compared with $43 million in the same period a year ago.

Tonnes milled increased 20% as the main grinding mill operated at near full capacity in the first quarter, as performance last year was affected by 11 days of down time due to electrical problems. In addition, the new pebble crusher, which came on-line in the third quarter of 2008, increased throughput slightly. These items were partly offset by lower recoveries as a result of the type of ore processed in the quarter.

As a result of higher mill throughput, copper production in the first quarter increased by 7% to 79,000 tonnes compared with 74,100 tonnes a year ago. Zinc production in the quarter increased by 19% over last year to 92,400 tonnes due to processing a greater amount of copper-zinc ores, partly offset by lower ore grades due to mine sequencing.

Sales volumes were higher than production levels, significantly higher than the first quarter of 2008, as poor weather at the port had delayed shipments in the first quarter of 2008. The operating cost component of cost of sales increased by 41% in direct relation to an increase in the sales volumes of zinc and copper concentrates.

12	Teck Cominco Limited 2009 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes placed (000’s)
Heap leach ore	1,836	1,669
Dump leach ore	1,573	2,500

	3,409	4,169
Grade (TCu%) (note 1)
Heap leach ore	1.23	1.21
Dump leach ore	0.48	0.64

Production (000’s tonnes)
Heap leach ore	15.7	15.5
Dump leach ore	5.9	5.4

	21.6	20.9

Sales (000’s tonnes)	21.2	19.9

Cost of sales (US$ million)
Operating costs	$40	$53
Inventory adjustments (note 2)	$—	$23
Distribution costs	$2	$2
Depreciation and amortization	$27	$20

Operating profit ($ millions) (note 3)
Before depreciation	$41	$92
After depreciation	$7	$72

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consisted of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine from Aur Resources in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the minority interests’ 23.5% share of Quebrada Blanca.

Quebrada Blanca’s operating profit, which included nominal pricing adjustments, was $7 million in the first quarter. This compares with $72 million in the first quarter of 2008, or $84 million before positive pricing adjustments of $11 million and a $23 million charge in respect of inventory revaluations to fair value on the acquisition of the mine from Aur Resources.

Operating profit in the first quarter of 2009 benefited from the reversal of an $8 million inventory provision, which was initially provided for in December 2008 due to the sharp decline in copper prices at year end. This provided a lower cost base for the copper inventory sold in the first quarter and a reduction in the reported cost of sales.

13	Teck Cominco Limited 2009 First Quarter News Release

Copper production and sales volumes in the first quarter were slightly higher than last year at 21,600 tonnes and 21,200 tonnes, respectively.

Operating costs, before changes in inventory, were US$42 million in the first quarter compared with US$60 million in the first quarter of 2008 due to lower sulphuric acid, energy and other input costs. The full effect of these lower costs will be realized once in-process inventories are processed and we expect sulphuric acid costs to continue to decline in the second quarter.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes placed (000’s)
Heap leach ore	959	894
Dump leach ore	237	215

	1,196	1,109
Grade (TCu%) (note 1)
Heap leach ore	0.63	0.63
Dump leach ore	0.29	0.24

Production (000’s tonnes)
Heap leach ore	4.2	3.8
Dump leach ore	1.1	1.4

	5.3	5.2

Sales (000’s tonnes)	5.3	5.3

Cost of sales (US$ million)
Operating costs	$7	$12
Inventory adjustments (note 2)	$—	$6
Distribution costs	$1	$1
Depreciation and amortization	$11	$8

Operating profit ($ millions) (note 3)
Before depreciation	$14	$26
After depreciation	$1	$18

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consisted of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine from Aur Resources in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the minority interests’ 10% share of Andacollo.

Andacollo’s operating profit was $1 million in the first quarter after positive price adjustments of $1 million. This compares with an operating profit of $22 million in the first quarter of 2008, before positive price adjustments of $2 million and a $6 million charge in respect of inventory revaluations to fair value on the acquisition of the mine from Aur Resources.

14	Teck Cominco Limited 2009 First Quarter News Release

Operating profit in the first quarter of 2009 benefited from the reversal of a $6 million inventory provision, which was initially provided for in December 2008 due to the sharp decline in copper prices at year end. This provided a lower cost base for the copper inventory sold in the first quarter and a reduction in the reported cost of sales..

Copper production of 5,300 tonnes in the first quarter was similar to the same period last year, and sales volumes were the same as last year, also at 5,300 tonnes.

The development of Andacollo’s concentrate project is progressing according to plan with production start up scheduled for 2010. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 76,000 tonnes (168 million pounds) of copper and 53,000 ounces of gold in concentrate annually over the first 10 years of the project. Detailed engineering on the project is complete. Concrete work is well advanced for the concentrator and steel erection for the mill has started. Approximately two thirds of the new 26.8 kilometre fresh water line has been laid and welded. The capital cost forecast for the project is US$425 million using a US$1 = 535 Chilean pesos exchange rate, of which US$281 million has been spent from inception to March 31, 2009.

On April 6, 2009, Andacollo announced the sale of an interest in the gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Based on Royal Gold’s recent common stock offering, proceeds to Andacollo are expected to be approximately US$218 million cash and 1.2 million common shares of Royal Gold, assuming the underwriters’ over-allotment option is not exercised.

Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Closing is subject to customary conditions and is expected to occur in the second quarter of 2009.

The proceeds received will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the hypogene project. Accordingly, no gain or loss will be recorded for this transaction.

Duck Pond (100%)

Duck Pond’s operating profit was $1 million in the first quarter, including $5 million in positive pricing adjustments. Copper and zinc production in the quarter were 3,000 tonnes and 4,300 tonnes respectively, compared with 2,500 tonnes and 4,400 tonnes in the same quarter a year ago. Sales volumes in the first quarter were 2,800 tonnes of copper and 7,300 tonnes of zinc. Underground ramp development to the lower part of the orebody is expected to be complete in the second quarter of 2009 which will allow access to new primary production areas in the second half of the year.

15	Teck Cominco Limited 2009 First Quarter News Release

Development Projects

Due to the present economic conditions, no significant work was done on our copper development projects during the first quarter of 2009.

In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek has been reduced to approximately $32 million, which must be contributed by December 31, 2012. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded. The new funding arrangements replace the arrangements agreed by us and NovaGold in November 2007, pursuant to which we had committed to spend an additional $72 million on studies to reassess the Galore Creek Project, of which $15.8 million had been spent to December 31, 2008, in addition to our share of other project costs.

COAL

Teck Coal Partnership (100%)

Operating results are summarized in the following table:

	Three months ended March 31
	2009	2008

Production (000’s tonnes)	3,966	5,892

Sales (000’s tonnes)	3,687	5,758

Average sale price
US$/tonne	$204	$96
C$/tonne	$237	$96

Operating expenses (C$/tonne)
Cost of product sold	$61	$48
Transportation	$36	$37
Depreciation	$24	$5

Our share of operating profit ($ millions) (note 1)
Before depreciation	$519	$26
After depreciation	$429	$15

(1)	Results of Teck Coal represent our 100% direct interest commencing October 30, 2008 and 40% prior to that date.

On October 30, 2008, we acquired all the assets of Fording, which primarily consisted of Fording’s 60% interest in Teck Coal (formerly Elk Valley Coal Partnership). The transaction increased our interest in the partnership from our effective 52% to a 100% direct interest. We began to fully consolidate the results of Teck Coal from October 30, 2008.

16	Teck Cominco Limited 2009 First Quarter News Release

Operating profit in the first quarter increased significantly to $429 million compared with $15 million in 2008. The increase was due to our increased ownership and significantly higher coal prices, which averaged US$204 per tonne in the first quarter compared with US$96 per tonne in the first quarter of 2008. Our realized Canadian dollar coal price in the quarter benefited from the weaker Canadian dollar and averaged C$237 per tonne compared with C$96 per tonne last year. Approximately 275,000 tonnes of carryover tonnage from the 2007 coal year, 600,000 tonnes of thermal coal and 680,000 tonnes priced at the 2009 coal year prices were sold in the quarter, which reduced the average price by US$75 per tonne to US$204 per tonne in the first quarter, compared with US$96 per tonne in 2008.

Coal sales were 3.7 million tonnes in the first quarter or 36% lower than a year ago as our customers significantly reduced their coal deliveries beginning in late 2008 in response to lower steel production.

Coal production in the first quarter of 2009 was reduced to match the lower sales volume levels resulting in a 33% decrease in production to 4.0 million tonnes compared with the first quarter of 2008.

The unit cost of product sold increased to $61 per tonne compared with $48 per tonne for the first quarter of 2008. Lower production volumes, which increase fixed costs per tonne of coal produced, and higher strip ratios contributed to the unit cost increase. The benefits of lower fuel prices and shorter haul distances in the first quarter of 2009 were generally offset by higher labour costs and the impact of British Columbia carbon taxes, which became effective in July, 2008. The additional waste moved in the first quarter is expected to benefit strip ratios and production costs in the remaining three quarters of 2009.

Unit transportation costs of $36 per tonne were similar to a year ago as the higher port loading costs in the first quarter of 2009, which are variable in part with average selling prices, were generally offset by lower ocean freight rates and vessel demurrage costs.

We have settled coal contracts with the majority of our customers in Asia and with some of our customers in Europe and North America for the 2009 coal year that commenced April 1. Settlement prices of US$128 per tonne for our highest quality products are consistent with prices achieved by our Australian competitors. The negotiations have also included the treatment of carryover tonnage from the 2008 coal year, which is being negotiated independently from the pricing on 2009 coal year tonnage. Average selling prices for the 2009 coal year will reflect a range of hard coking coal products of various qualities as well as thermal and PCI coal, which normally comprise about 10% of our coal sales volume. For the 2009 calendar year, coal sales volumes are currently expected to be in the range of 18 to 20 million tonnes. This sales volume guidance should be considered in the context of highly uncertain market conditions. Further decreases in steel production and demand for hard coking coal could cause 2009 sales volumes to fall short of this guidance range.

17	Teck Cominco Limited 2009 First Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Metal production
Zinc (000’s tonnes)	58.4	73.7
Lead (000’s tonnes)	19.3	25.6

Metal sales
Zinc (000’s tonnes)	57.4	73.0
Lead (000’s tonnes)	17.3	23.7

Power
Surplus power sold (GW.h)	276	189
Power price (US$/MW.h)	$37	$75

Cost of sales ($ millions)
Concentrate purchases	$158	$254
Operating costs	$78	$86
Distribution costs	$25	$25
Depreciation and amortization	$13	$13

Operating profit before depreciation ($ millions)
Metal operations	$20	$64
Power sales	$11	$13

Operating profit after depreciation ($ millions)
Metal operations	$10	$55
Power sales	$8	$9

Operating profit at Trail’s metal operations was $10 million in the first quarter compared with $55 million in the same period last year due to significantly lower zinc and lead prices. As a result of implementing zinc production curtailments in late 2008 to better match market conditions, refined zinc sales volumes decreased 21% compared with the same period a year ago. The weaker Canadian dollar partly offset the lower metal prices and sales volumes.

Refined lead production will not be affected by the zinc production curtailments, although production declined by 21% in the first quarter due to accretions in the continuous drossing furnace that restricted proper flows.

Operating profit from surplus power sales in the first quarter of $8 million was slightly lower than a year ago. As a result of the zinc production curtailments, surplus power sales volumes increased to 276 gigawatt hours from 189 gigawatt hours in the first quarter of 2008. This was

18	Teck Cominco Limited 2009 First Quarter News Release

offset by a sharp decline in power prices, which averaged US$37 per megawatt hour compared with US$75 per megawatt hour in the same period last year

Upper Columbia River Basin (Lake Roosevelt)

On December 31, 2008, the EPA approved the work plan required for the assessment of site conditions which will lead to the development of a set of sampling and other plans and field work in 2009. A beach sediment sampling plan was approved in March 2009. Data from field work expected to be conducted this summer will be used to determine whether further studies are required.

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December, 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed. The plaintiffs have appealed the dismissal to the 9th Circuit Court of Appeal.

In November, 2008, Teck Cominco Metals Ltd. (“TCML”) filed a motion to stay the plaintiffs’ Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will occur in 2009. The hearing for this phase of the litigation is set for October, 2010.

On March 9, 2009, the Court granted the plaintiffs motion for an award of the costs of litigating the CERCLA enforcement proceeding. The Court certified its order for immediate appeal and we intend to appeal the decision to the 9th Circuit.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck American Incorporated (“TAI”) under the EPA Agreement have been substantially advanced or completed. Natural resource damages (“NRD”) are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. Teck American commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, we estimate that the compensable value of such damage will not be material.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

19	Teck Cominco Limited 2009 First Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes milled (000’s)	790	775

Zinc
Grade (%)	21.2	21.3
Recovery (%)	82.0	83.8
Production (000’s tonnes)	137.4	138.5
Sales (000’s tonnes)	97.9	103.4

Lead
Grade (%)	5.8	7.2
Recovery (%)	70.5	63.5
Production (000’s tonnes)	32.3	35.5
Sales (000’s tonnes)	—	—

Cost of sales (US$ millions)
Operating costs	$28	$26
Distribution costs	$19	$18
Royalties (NANA and State)	$(2)	$29
Depreciation and amortization	$11	$10

Operating profit ($ millions)
Before depreciation	$35	$103
After depreciation	$21	$87

Red Dog’s operating profit, before pricing adjustments, declined to $15 million in the first quarter compared with $82 million in the same period last year due to significantly lower zinc prices. Positive pricing adjustments were $6 million in the first quarter compared with $5 million in the first quarter of 2008.

Zinc production in the first quarter of 2009 was slightly lower than last year at 137,400 tonnes, as the higher mill throughput was offset by lower mill recoveries due to the ore types processed in the quarter. Lead production declined by 9% to 32,300 tonnes as the mining of higher grade sections had taken place in the first quarter of 2008. Operating costs increased slightly from a year ago due to higher fuel and labour costs, while NANA royalty costs decreased significantly from a year ago due to the decline in the operating profit margin in the quarter.

We continue to work towards the approval of a Supplemental Environmental Impact Statement (“SEIS”) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The mine’s effluent discharge permit is expected to be renewed in conjunction with the SEIS. In the interim, we are working with NANA and the EPA to ensure that the mine can discharge sufficient

20	Teck Cominco Limited 2009 First Quarter News Release

water under its existing water discharge permit to maintain a safe water level in the tailings impoundment.

At March 31, 2009 we had 120,000 tonnes of zinc in concentrate available for sale from the 2008 shipping season, excluding production inventory at site.

Other Zinc Mines

We placed our Pend Oreille mine on care and maintenance at the end of February, 2009, due to reduced metal demand and persistent weakness in zinc prices. The mine incurred an operating loss of $2 million in the first quarter compared with a $2 million operating profit in the same period a year ago.

GOLD

Pogo (40%)

Operating results at the 100% level are summarized in the following table:

	Three months ended March 31
	2009	2008

Tonnes milled (000’s)	182	192
Grade (grams/tonne)	17.1	15.8
Mill recovery (%)	82.7	85.5
Production (000’s ounces)	91	83
Sales (000’s ounces)	87	87
Cash operating cost per ounce (US$)	$500	$546
Our 40% share of operating profit ($ millions)
Before depreciation	$18	$13
After depreciation	$9	$6

Pogo’s gold production in the first quarter was 90,800ounces compared with 83,200ounces in the same period a year ago, due to a draw down of work in process inventories.

Gold sales were 86,900ounces in the first quarter at an average realized price of US$914 per ounce similar to 86,600ounces and a realized price of US$919per ounce in the first quarter of 2008. Our 40% share of Pogo’s operating profit was $9million in the first quarter compared with $6million in the same period last year.

21	Teck Cominco Limited 2009 First Quarter News Release

ENERGY

Fort Hills Project

Engineering studies for the mining portion of the project are underway to evaluate opportunities for cost reductions and execution efficiencies and to update the cost estimate to take into account the current market conditions.

The regulatory hearing on the Sturgeon County upgrader was convened in the second half of 2008 and the ERCB approved the project, in January 2009, subject to conditions and the commitments made by Petro-Canada. In March 2009, the partnership announced it had reached agreement with the Government of Alberta to extend the term of the Fort Hills oil sand leases until 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills Project.

Petro-Canada, the operator and 60% owner of the Fort Hills project, recently announced its intention to merge with Suncor Energy Inc. and also announced layoffs in its oil sands division, the majority of which are related to the Fort Hills project. As a result of these developments, the timing of a final investment decision on this project is uncertain at this time. We continue to explore strategic alternatives in connection with this asset.

Frontier and Equinox Projects

Engineering studies continue on the Equinox Project, including pilot plant test work to support the design assumptions used for both the Equinox and Frontier Projects. A Design Basis Memorandum (“DBM”) study is now expected to be completed on Equinox in the second quarter of 2009. The joint venture continues to advance the project through the permitting process. Engineering studies are expected to start on the Frontier Project in 2009.

In February 2009 Alberta Environment issued the final terms of Reference for the Environmental Impact Assessment for both the Frontier and Equinox Oil Sand Mine Projects. This is an important step in the regulatory process and establishes the terms to complete the Environmental Impact Assessment for submission to Alberta Environment.

Other Oil Sand Leases

During the 2009 winter drilling season 54 core holes were completed on Leases 421, 022 and 023 (Lease 421 Area), bringing the total core holes completed to 59. Preliminary results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). Results from the core analysis for the 2009 wells are expected to be available in the fourth quarter of 2009.

22	Teck Cominco Limited 2009 First Quarter News Release

COSTS AND EXPENSES

Administration and general expenses were $31million in the first quarter compared with $30 million last year.

Interest expense was $137million in the first quarter compared with $20million a year earlier. The increase in interest expense is a result of the additional debt incurred to finance the acquisition of Fording. In addition, our pre-existing debt and the related interest charges were affected by the strengthening of the US dollar in the period. Our average interest rate in the period was approximately 4% as interest on the new debt is based on LIBOR rates which are at historically low levels.

Other expenses, net of other income, was $69 million in the first quarter compared with other income of $4 million last year. Significant items in the first quarter included foreign exchange losses totalling $244 million and a $41 million loss on our copper and other commodity derivative positions. Partly offsetting these items were gains totalling $205 million from the sale of our Lobo-Marte gold project and our investment in El Brocal. The non-cash foreign exchange translation loss on our debt totalled $457million, of which $241million was recorded in other income and $216million in other comprehensive income. The portion charged to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar.

Non-controlling interest expense was $11million in the first quarter compared with $27million in the same period last year. The decrease was due to lower earnings from our Quebrada Blanca and Andacollo operations in which third parties hold a 23.5% and 10% interest in each property.

Our provision for income taxes was reduced by $30 million as a result of the reduction of future tax rates in British Columbia, which caused us to revalue our net future tax liabilities. Before this reduction, our consolidated tax rate was 45% compared with 33% a year earlier. This increase in the effective rate is a result of higher interest charges and lower operating profits. Operating profits earned in Canada are subject to mineral taxes while interest and general corporate overhead are not deductible for mineral tax purposes.

Income tax pools arising out of the Fording transaction shield us from cash income taxes in Canada, but we remain subject to cash taxes in foreign jurisdictions and mineral taxes in Canada. Approximately 40% of our tax provision was deferred as a result of this and other items.

Equity Earnings

We recorded a $1 million equity loss in the first quarter of 2009 related to care and maintenance costs from our interest in the Galore Creek Partnership. In the first quarter of 2008, we recorded equity earnings of $9million from our investment in Fording.

Discontinued Operations

Our earnings from discontinued operations relate to our Hemlo gold operations and to a price participation provision in the agreement from the sale of our Cajamarquilla zinc refinery in 2004. In February of 2009, we reached an agreement to sell our 50% interest in the Hemlo mines. The

23	Teck Cominco Limited 2009 First Quarter News Release

transaction has an effective date of January 1, 2009 and is expected to close in the second quarter of 2009. Earnings from the Hemlo operations were $10 million, while the Cajamarquilla agreement resulted in a further gain of $2 million.

We expect that the sale of our interest in Hemlo will close in the second quarter of 2009. At that time we will receive proceeds of US$65 million, less any cash flow received from the mine since January 1, 2009. A pre-tax gain of approximately $45 million will be recorded at that time.

FINANCIAL POSITION AND LIQUIDITY

Our cash position increased during the first quarter by $782million to $1.6billion at March 31, 2009.

Cash flow from operations increased significantly to $1.1 billion in the first quarter compared with $157 million a year ago primarily due to the receipt of tax refunds of approximately $801million related to our acquisition of the coal assets from Fording.

Expenditures on property, plant and equipment were $132million in the first quarter and included $64million on sustaining capital and $68million on development projects. The largest components of sustaining expenditures were at Teck Coal, Antamina and Red Dog for equipment upgrades. Development expenditures included $20million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project and $41million on the development of the hypogene deposit at Andacollo. Investments in the first quarter totalled $232million and included $226million of funding for the Fort Hills oil sands project.

We repaid US$66 million of our bridge loan with proceeds from asset sales in the first quarter of 2009. Total debt balances were $13.3billion at March 31, 2009, of which $11.6billion (US$9.3billion) relates to the financing incurred to acquire the Fording assets. We also had bank credit facilities aggregating $1.3billion, 91% of which mature in 2012 and beyond. Our unused credit lines under these facilities after drawn letters of credit amounted to $1.1billion. Our senior unsecured debt is currently rated Ba3 by Moody’s Investor Services, BB+ by Standard and Poor’s and BBB by Dominion Bond Rating Service, all with negative outlooks.

As of the date of this report, US$5.2billion of the bridge facility and US$4billion of the term facility are outstanding. All of the bridge facility and US$1.1billion of the term facility is due on or before October 29, 2009. We are currently in compliance with the financial covenants under our credit agreements, which require us to maintain a maximum debt to debt plus equity ratio of 60% at the end of each calendar quarter until it declines to 50% at September 30, 2009. At March 31, 2009, our debt to debt plus equity ratio was 54%.

Based on expected free cash flow we will not generate sufficient funds from operations to repay the entire obligation on the bridge facility that is due on October 29, 2009, and will need to generate funds from other sources to do so, or will need an extension or refinancing of the bridge loan. We are in advanced negotiations with our lenders to amend the bridge and term loan facilities in order to provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay these loans. There can be no assurance that these negotiations will be successful.

24	Teck Cominco Limited 2009 First Quarter News Release

Although we have approximately $1.1billion in unused credit lines under various bank credit facilities, there can be no assurance, given our current financial condition, that these credit lines will be available to us if we should need to draw on them, or that our maturing credit lines of US$50 million and miscellaneous letters of credit totalling $258 million will be renewed in the ordinary course. Our debt levels will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our operations or make other investments that would enhance our competitiveness.

Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular, metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, or that we will continue to meet the financial covenants under our various lending agreements.

COMPREHENSIVE INCOME

We recorded comprehensive income of $359million in the first quarter, comprising $241million of a regular net earnings and $118million of other comprehensive income. The most significant components of other comprehensive earnings in the quarter was mark-to-market gains of $61million on our portfolio of available-for-sale marketable securities. These marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized, at which time they are included in net earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

Exchange traded commodity prices, including base metals, have improved significantly in recent months, but remain significantly lower than a year ago. Volatility in these markets has also declined in the quarter. It is difficult in these conditions to forecast commodity prices or customer demand for our products. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds.

Capital Expenditures

Our capital expenditures for the remainder of 2009, excluding the Fort Hills project, are expected to be approximately $370 million, including $190 million of sustaining capital expenditures and $180 million on development projects. Our development expenditures estimate of $180 million includes $135 million for Andacollo’s hypogene project and $45 million

25	Teck Cominco Limited 2009 First Quarter News Release

for Highland Valley’s mine expansion. We also expect to spend approximately $100 million on our share of costs for the Fort Hills oil sands project in the remainder of 2009. We continue to review our discretionary capital spending in light of current market conditions and our debt reduction targets.

Financing and Exchange Rates

In order to finance the Fording transaction we arranged debt financing of US$9.8 billion, of which US$9.3 billion is outstanding. Interest charges on these facilities are based on LIBOR or US prime rates and our credit rating. The additional debt has resulted in a substantial increase in our existing interest expense.

Our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately one-half of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, approximately 50% of any foreign exchange gains or losses arising on our debt will be recorded in net earnings with the remainder in other comprehensive income. The earnings impact of these revaluations will be reduced as we pay down the debt, although exchange rate fluctuations will also affect our debt to equity ratio and our interest expense.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (“EIC-27”) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant impact on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009 with retrospective application. The application of this EIC did not have a significant effect on our financial statements.

26	Teck Cominco Limited 2009 First Quarter News Release

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on accounting for capitalization and impairment of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on our financial statements.

International Financial Reporting Standards (IFRS) changeover plan

Canadian GAAP for publicly listed entities will convert to International Financial Reporting Standards (“IFRS”) on January 1, 2011. The transition from Canadian GAAP to IFRS is a significant undertaking, and as such, we have established a detailed plan for the conversion and hired a project manager to lead this process.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post implementation. The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process; this includes a project charter, project management plan, stakeholder analysis and communication strategy. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. This scoping and planning phase is substantially complete. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition this will result in identifying resource and training requirements, processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. We are currently completing this phase and expect to complete this detailed technical analysis by end of third quarter of 2009. The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and other transitional reconciliations and disclosure requirements. The last phase of post implementation will involve continuous monitoring of changes in IFRS throughout the implementation process in 2011 and later as the Roadmap for US consideration for adopting IFRS is established.

We are developing our IFRS competencies by addressing training requirements at various levels of the organization. These sessions are ongoing and are provided by external advisors. We will continually assess resource and training requirements as the project progresses.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts and settlements receivable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining

27	Teck Cominco Limited 2009 First Quarter News Release

royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended March 31
	2009	2008

Price adjustments
On prior quarter sales	$14	$50
On current quarter sales	29	24

	43	74
Other financial instruments
Derivatives gains (losses)	(26)	(2)
Cajamarquilla sale price participation (discontinued operations)	2	2

	(24)	—

Total	19	74

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2009	2008				2007

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,708	$1,634	$1,773	$1,836	$1,542	$1,501	$1,905	$1,533	$1,309
Operating profit	636	195	685	875	611	454	898	768	622
Net earnings (loss)	241	(607)	424	497	345	280	490	485	360
Earnings (loss) per share	0.50	(1.28)	0.95	1.12	0.78	0.64	1.15	1.14	0.83
Cash flow from operations	1,127	595	869	492	157	602	808	192	149

OUTSTANDING SHARE DATA

On April 17, 2009 there were 477,556,086 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,538,530 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 15 of our 2008 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during

28	Teck Cominco Limited 2009 First Quarter News Release

the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future earnings and cash flow, our plans to reduce our outstanding indebtedness and the expected impact of steps that we have taken to reduce spending, potential sources of funds to repay indebtedness, our planned sales of assets, discussions with our lenders, the future availability of unused credit lines, the possibility that we will breach our debt covenants, expected progress and costs of our Andacollo concentrate project, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of mine permitting currently underway, our assessment of the quantum of potential natural resource damages in connection with the Upper Columbia River Basin and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper, coal and gold and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, the additional costs and covenants associated with the refinancing of our existing indebtedness, the results of our ongoing efforts to sell assets, further changes in our credit ratings, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

29	Teck Cominco Limited 2009 First Quarter News Release

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2008, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2009 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 21, 2009. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

30	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended March 31
(Cdn $ in millions, except for share data)	2009	2008

Revenues	$1,708	$1,542

Operating expenses	(873)	(826)

	835	716
Depreciation and amortization	(199)	(105)

Operating profit	636	611

Other expenses
General and administration	(31)	(30)
Interest and financing (Note 10)	(137)	(20)
Exploration	(11)	(19)
Research and development	(6)	(8)
Other income (expense) (Note 11)	(69)	4

Earnings before the undernoted items	382	538

Provision for income and resource taxes	(141)	(176)

Non-controlling interests	(11)	(27)

Equity earnings (loss)	(1)	9

Net earnings from continuing operations	229	344

Net earnings from discontinued operations (Note 4)	12	1

Net earnings	$241	$345

Earnings per share
Basic	$0.50	$0.78
Basic from continuing operations	$0.47	$0.78

Diluted	$0.50	$0.78
Diluted from continuing operations	$0.47	$0.77

Weighted average shares outstanding (millions)	486.9	442.7

Shares outstanding at end of period (millions)	486.9	442.9

The accompanying notes are an integral part of these financial statements.

31	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Operating activities
Net earnings from continuing operations	$229	$344
Items not affecting cash
Depreciation and amortization	199	105
Provision for future income and resource taxes	58	9
Equity (earnings) loss	1	(9)
Non-controlling interests	11	27
Gain on sale of investments and assets	(205)	(1)
Unrealized foreign exchange losses on debt	244	7
Other	23	10
Distributions received from equity accounted investments	—	15

	560	507
Net change in non-cash working capital items	567	(350)

	1,127	157
Investing activities
Property, plant and equipment	(132)	(130)
Investment in oil sands and other assets	(232)	(203)
Proceeds from the sale of investments and assets	95	2
Increase in temporary investments	(2)	—

	(271)	(331)
Financing activities
Repayment of debt	(82)	(31)
Repayment of capital leases	(9)	—
Issuance of Class B subordinate voting shares	—	2
Dividends paid	—	(221)
Distributions to non-controlling interests	(13)	—

	(104)	(250)

Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	17	36

Increase (decrease) in cash and cash equivalents from continuing operations	769	(388)

Cash received from discontinued operations (Note 4)	13	40

Increase (decrease) in cash and cash equivalents	782	(348)

Cash and cash equivalents at beginning of period	850	1,408

Cash and cash equivalents at end of period	$1,632	$1,060

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements

32	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)

(Cdn $ in millions)	March 31, 2009	December 31, 2008

ASSETS

Current assets
Cash and cash equivalents	$1,632	$850
Temporary and short-term investments	139	11
Income taxes receivable	258	1,130
Accounts receivable	635	769
Inventories	1,415	1,339

	4,079	4,099

Investments (Note 5)	1,235	948

Property, plant and equipment	24,020	23,909

Other assets (Note 6)	882	853

Goodwill	1,754	1,724

	$31,970	$31,533

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,018	$1,506
Short-term debt	6,577	6,436
Current portion of long-term debt	1,851	1,336

	9,446	9,278

Long-term debt	4,849	5,102

Other liabilities (Note 7)	1,202	1,184

Future income and resource taxes	5,106	4,965

Non-controlling interests	105	104

Shareholders’ equity (Note 8)	11,262	10,900

	$31,970	$31,533

Contingencies (Note 15)
Subsequent events (Notes 2, 4 and 14)

The accompanying notes are an integral part of these financial statements

33	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Three months ended March 31
(Cdn$ in millions)	2009	2008

Share capital
Class A common shares	$7	$7
Class B subordinate voting shares	5,072	3,276

	5,079	3,283
Contributed surplus	85	73

Accumulated comprehensive income
Retained earnings at beginning of period	5,476	5,038
Net earnings	241	345

Retained earnings at end of period	5,717	5,383

Accumulated other comprehensive income (loss) (Note 9)	381	(576)

	6,098	4,807

	$11,262	$8,163

Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Net earnings	$241	$345

Other comprehensive income (loss) in the period
Currency translation adjustment:
Unrealized gains (losses)	219	184
Exchange differences on debt designated as hedge of self-sustaining foreign subsidiaries	(186)	(49)

	33	135
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $7 and $6)	61	(43)

Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of ($5) and $nil)	(17)	—
Losses reclassified to net earnings on realization (net of tax of $26 and $1)	41	3

	24	3

Total other comprehensive income	118	95

Comprehensive income	$359	$440

The accompanying notes are an integral part of these financial statements.

34	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited Notes to Consolidated Financial Statements (Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 3. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	LIQUIDITY RISK

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

On September 30, 2008, we entered into the definitive financing agreements related to the bridge and term loan facilities and the conditions precedent to our purchase of Fording’s assets and our lenders’ funding obligations were substantially satisfied. Our original plan for the acquisition was to refinance a substantial portion of the acquisition facilities prior to or shortly after closing of the transaction with various types of long-term debt and to repay the balance with cash flow from operating activities prior to the maturity of the term facility. In the fourth quarter of 2008 and prior to the closing of the transaction, conditions in the credit markets deteriorated substantially, effectively closing the credit markets to us. These credit market conditions had a serious impact on the global economy, which has contributed to a significant and rapid decline in the demand for and selling price of the products we produce. As a result of these conditions, our credit ratings were lowered and our share price is substantially lower than it was prior to the purchase of the Fording assets.

Current weak global economic conditions and the downgrades in our credit ratings make access to the credit and capital markets difficult for us, which may compromise our ability to repay or refinance all or a portion of the acquisition loans as they become due. We are currently in compliance with the financial covenants under our credit agreements, which require us to maintain a maximum debt to debt plus equity ratio of 60% at the end of each calendar quarter until it declines to 50% at September 30, 2009. At March 31, 2009, our debt to debt plus equity ratio was 54%. Based on expected free cash flow we will not generate sufficient funds from operations to repay the entire obligation on the bridge facility that is due on October 29, 2009, and will need to generate funds from other sources to do so, or will need an extension or refinancing of the bridge loan.

To address our near-term liquidity requirements, we have taken a number of steps to assist us in meeting our repayment obligations, including suspending the dividends on our Class A common and Class B subordinate voting shares, reducing capital and discretionary spending, closing unprofitable operations and reducing the size of our global workforce by approximately 13%. To date we have sold our interest in the Lobo-Marte gold property generating US$141 million of cash, sold our El Brocal zinc property for US$35 million and announced the sales of our Hemlo gold

35	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	LIQUIDITY RISK, continued

operations for expected proceeds of US$65 million, less any cash flow received since January 1, 2009 and a 75% interest in the gold production from our Andacollo mine. Andacollo is expected to receive US$218 million in cash and 1.2 million common shares of Royal Gold, Inc. We are in various stages of advanced negotiations and discussions with respect to the sale of other non-core assets. There can be no assurance that we will be able to complete further asset sales on a timely basis. We are also in advanced negotiations with our lenders to amend the bridge and term loan facilities that would provide us with additional time to generate cash and/or access appropriate sources of long-term financing to repay these loans. There can be no assurance that these negotiations will be successful.

Although we have approximately $1.1 billion in unused credit lines under various bank credit facilities, there can be no assurance, given our current financial condition, that these credit lines will be available to us if we should need to draw on them, or that our maturing credit lines of US$50 million and miscellaneous letters of credit totalling $258 million will be renewed in the ordinary course. Our debt levels will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our operations or make other investments that would enhance our competitiveness.

In a cyclical industry such as ours, history has shown that periodic spikes in commodity prices can result in substantial increases in a company’s cash flow. Many of our major operations are long-lived assets with significant reserves and resources, which have lives exceeding 20+ years based on current production levels. We believe that our access to financial resources through capital markets transactions has been limited mainly due to difficult capital markets conditions. Accordingly, there is some risk that the steps described above will not be successful in allowing us to meet our obligations, which may require us to sell core assets or take steps to raise equity capital, which may have a material adverse effect on our business and on the market prices of our equity and debt securities.

Our ability to repay or refinance the bridge facility prior to its maturity and make the quarterly instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular, metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, or that we will continue to meet the financial covenants under our various lending agreements.

36	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (“EIC-27”) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

37	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	DISPOSITIONS AND DISCONTINUED OPERATIONS

a)	Dispositions

Lobo-Marte

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (“Kinross”) for US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of the sale. We also received a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce. A pre-tax gain of C$160 million was realized on the transaction.

In April 2009, we sold the 5.6 million Kinross shares for US$101 million for an additional pre-tax gain of C$11 million. At March 31, 2009, the Kinross shares are classified as short-term investments.

El Brocal

In February, 2009 we sold our indirect interest in Sociedad Minera El Brocal S.A.A. for US$35 million. A pre-tax gain of C$45 million was realized and included in other income (expense).

Andacollo Gold Stream

On April 6, 2009, Compañia Minera Carmen de Andacollo announced the sale of an interest in the gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Based on Royal Gold’s recent common stock offering, proceeds to Andacollo are expected to be approximately US$218 million and 1.2 million common shares of Royal Gold, assuming the underwriters’ over-allotment option is not exercised.

Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Closing is subject to customary conditions and is expected to occur in the second quarter of 2009.

The proceeds received will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the Andacollo concentrate project. Accordingly, no gain or loss will be recorded for this transaction.

38	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	DISPOSITIONS AND DISCONTINUED OPERATIONS, (continued)

b)	Discontinued Operations

Hemlo mines

In February 2009, we announced the sale of our interest in the Williams and David Bell (“Hemlo”) mines for US$65 million, less any cash flow received since January 1, 2009, to an affiliate of Barrick Gold Corporation. Closing is subject to customary conditions, including receipt of regulatory approvals and is expected to occur in the second quarter. An estimated pre-tax gain of C$45 million will be recognized upon closing. Cash proceeds will be adjusted by the excess of revenues from gold sales over cash provided to the mines since January 1, 2009. As a result of the pending sale, the Hemlo operations have been classified as discontinued operations in these financial statements.

Selected financial information of discontinued operations, including Hemlo and Cajamarquilla (Note 14(d)), in the consolidated financial statements include:

	Three months ended March 31
(Cdn $ millions)	2009	2008

Earnings from discontinued operations
Revenue	$49	$29
Cost of sales	(33)	(26)
Other income (expense)	3	(3)
Income taxes	(7)	1

Net earnings	12	1

Cash flows of discontinued operations
Operating activities	14	42
Investing activities	(1)	(2)
Financing activities	—	—

	13	40

	March 31,	December 31,
	2009	2008

Assets and liabilities classified as held-for-sale
Current assets	26	30
Property, plant and equipment	34	37
Accounts payable and accrued liabilities	(11)	(13)
Other liabilities	(35)	(29)

Net assets	$14	$25

39	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	INVESTMENTS

	March 31,	December 31,
(Cdn $ in millions)	2009	2008

Available-for-sale investments:
Marketable securities	$161	$104

Investments accounted for under the equity method:
Galore Creek Partnership (50% interest)	303	299
Fort Hills Energy Limited Partnership (20% interest)	771	545

	1,074	844

	$1,235	$948

6.	OTHER ASSETS

	March 31,	December 31,
(Cdn $ in millions)	2009	2008

Pension assets	$243	$241
Future income and resource tax assets	383	357
Derivative assets, net of current portion of $41 million	13	21
Long-term deposits	26	25
Long-term receivables	122	120
Other	95	89

	$882	$853

7.	OTHER LIABILITIES

	March 31,	December 31,
(Cdn $ in millions)	2009	2008

Asset retirement obligations	$670	$653
Other environmental and post-closure costs	108	108
Pension and other employee future benefits	309	305
Long-term contract obligations	65	76
Other	50	42

	$1,202	$1,184

40	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SHAREHOLDERS’ EQUITY

Stock-based compensation

During the quarter, we granted 2,342,750 Class B subordinate voting share options to employees. These options have a weighted exercise price of $4.15, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $2.30 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.25 years, a risk-free interest rate of 2.09%, a dividend yield of 2.0% and an expected volatility of 74%.

During the quarter, we issued 2,686,544 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2009 was 3,779,080.

Stock-based compensation expense of $8 million (2008 - $11 million) was recorded for the three months ended March 31, 2009 in respect of all outstanding share options and units.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
(Cdn $ in millions)	2009	2008

Accumulated other comprehensive income (loss) at beginning of period	$263	$(671)
Other comprehensive income for the period	118	95

Accumulated other comprehensive income (loss) at end of period	$381	$(576)

The components of accumulated other comprehensive income are:

	March 31,	December 31,
(Cdn $ in millions)	2009	2008

Currency translation adjustment	$341	$308
Unrealized gains (losses) on investments (net of tax of $(8) and $(1))	55	(6)
Unrealized gains (losses) on cash flow hedges (net of tax of $7 and $28)	(15)	(39)

	$381	$263

41	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	INTEREST AND FINANCING COSTS

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Interest expense	$107	$23
Amortization of financing fees	40	—
Less amounts capitalized	(10)	(3)

	$137	$20

11.	OTHER INCOME (EXPENSE)

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Gain on sale of investments and assets	$205	$1
Foreign exchange losses on debt	(244)	(7)
Derivative gain (losses)	(41)	3
Interest income	4	12
Reclamation for closed properties	(2)	(3)
Restructuring	(25)	—
Other	34	(2)

	$(69)	$4

12.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Pension plans	$17	$8
Post-retirement benefit plans	6	8

	$23	$16

42	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31
(Cdn $ in millions)	2009	2008

Income and resource taxes paid (received), net	$(804)	$208
Interest paid	$122	$13

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at March 31, 2009 are as follows:

a)	Forward sales and purchase contracts

	2009	2010	2011	Total	Fair Value

Zinc (millions of lbs)	(C$ in millions				)
Fixed forward sales contracts	48	57	57	162
Average price (US$/lb)	0.72	0.67	0.63	0.67	$9

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	17	—	—	17
Average price (US$/lb)	0.52	—	—	0.52	(2)

Gold (thousands of ozs)
Forward sales contracts	33	—	—	33
Average price (US$/oz)	350	—	—	350	(23)

US dollars (millions of $)
Forward sales contracts	39	—	—	39
Average rate (US$/C$)	1.02	—	—	1.02	(10)

Copper (millions of pounds)
Forward sales contracts	45	—	—	45
Average price (US$/lb)	1.69	—	—	1.69	(8)

					$(34)

i.

          From time-to-time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

43	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

In April 2009, we entered into forward sales contracts to fix the copper price for a portion of our copper sales. These contracts, totalling 38 million pounds, are at an average price of US$2.05 per pound and mature at varying dates to July, 2009.

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

b)	Interest Rate Swap

We have an interest rate swap on our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $12 million as at March 31, 2009.

c)	Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

d)	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration linked to the price of zinc. This zinc price participation expires in 2009 and is considered an embedded derivative. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted, risk-free interest rate. A $2 million gain (2008 - $2 million) is included in our earnings as discontinued operations.

15.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2009, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

On December 31, 2008, the EPA approved the work plan required for the assessment of site conditions which will lead to the development of a set of sampling and other plans and field work in 2009. A beach sediment sampling plan was approved in March, 2009. Data from field work expected to be conducted this summer will be used to determine whether further studies are required.

44	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

15.	CONTINGENCIES, continued

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed. The plaintiffs have appealed the dismissal to the 9th Circuit Court of Appeal.

In November, 2008, Teck Cominco Metals Ltd. (“TCML”) filed a motion to stay the plaintiffs’ CERCLA cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will occur in 2009. The hearing for this phase of the litigation is set for October 4, 2010.

On March 9, 2009, the Court granted the plaintiffs motion for an award of the costs of litigating the CERCLA enforcement proceeding. The Court certified its order for immediate appeal and we intend to appeal the decision to the 9th Circuit.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck American Incorporated (“TAI”) under the EPA Agreement have been substantially advanced or completed. Natural resource damages (“NRD”) are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. Teck American commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, we estimate that the compensable value of such damage will not be material.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

45	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

17. SEGMENTED INFORMATION

We have six reportable segments: copper, coal, zinc, gold, energy and corporate based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended March 31, 2009
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$447	$874	$397	$39	$—	$—	$1,757
Less inter-segment revenues	—	—	(49)	—	—	—	(49)

Revenues	447	874	348	39	—	—	1,708

Operating profit	158	429	40	9	—	—	636
Interest and financing	(3)	—	—	—	—	(134)	(137)
Exploration	(9)	—	(1)	(1)	—	—	(11)
Other corporate income (expense)	(29)	—	(10)	153	—	(220)	(106)

Earnings (loss) before taxes, non-controlling interests, equity earnings and discontinued operations	117	429	29	161	—	(354)	382
Capital expenditures	76	37	8	1	7	3	132

Total assets	8,236	17,880	2,758	539	1,129	1,428	31,970

46	Teck Cominco Limited 2009 First Quarter News Release

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

17. SEGMENTED INFORMATION, continued

	Three months ended March 31, 2008
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total

Segmented revenues	$716	$221	$651	$32	$—	$—	$1,620
Less inter-segment revenues	—	—	(78)	—	—	—	(78)

Revenues	716	221	573	32	—	—	1,542

Operating profit	435	15	155	6	—	—	611
Interest and financing	(5)	—	—	—	—	(15)	(20)
Exploration	(12)	—	(1)	(3)	—	(3)	(19)
Other corporate income (expense)	1	—	(1)	(7)	—	(27)	(34)

Earnings (loss) before taxes, non-controlling interests, equity earnings and discontinued operations	419	15	153	(4)	—	(45)	538
Capital expenditures	84	18	17	3	3	5	130

Total assets	6,959	1,377	3,002	371	626	1,471	13,806

47	Teck Cominco Limited 2009 First Quarter News Release